UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-170936

ASPECT SOFTWARE PARENT, INC.
(Exact name of registrant as specified in its charter)

2325 E. Camelback Road, Suite 700
Phoenix, Arizona, 85016
Telephone: (978) 250-7900
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

10 5/8% Senior Second Lien Notes due 2017
(Title of each class of securities covered by this Form)

 N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:*

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

* In 2010, Aspect Software, Inc. (the “Company”), the domestic operating subsidiary of Aspect Software Parent, Inc. (the “Parent”) registered the 10 5/8% Senior Second Lien Notes due 2017 (the “Securities”) under the Securities Act of 1933, as amended, pursuant to a Form S-4 declared effective by the Securities Exchange Commission (the “Commission”). The Securities were guaranteed by Parent and the direct parent of Parent, Aspect Software Group Holdings Ltd. (“Holdings”), and certain subsidiaries of the Company. Pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the duty of the Company, Parent, Holdings and the other guarantors to file reports under Section 15(d) of the Exchange Act was suspended for the fiscal year beginning January 1, 2012, because the Securities were held of record by less than 300 persons as of that date. Holdings continued to file on a voluntary basis until August 1, 2014, when its guarantee was released, from which time Parent filed reports on a voluntary basis. Parent is filing this Form 15 to provide notice of its intention to cease voluntarily filing reports with the Commission under Section 15 of the Exchange Act.

Approximate number of holders of record as of the certification or notice date: 33.
Pursuant to the requirements of the Securities Exchange Act of 1934, Aspect Software Parent, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ASPECT SOFTWARE PARENT, INC.

Date:	March 25, 2016	By:	/s/ Robert J. Krakauer
Name: Robert J. Krakauer
Title: Executive Vice President and Chief Financial Officer